July 10, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:     Granite Construction Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-12911

Dear Mr. O’Brien:

This letter will respond to your letter dated June 26, 2012 conveying comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 10-K”) and our quarterly report on Form 10-Q for the quarter ended March 31, 2012. For convenience, the Staff’s comments are set forth below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Selling, General and Administrative Expenses, page 34

1.
We have read your response to comment 4 from our letter dated May 30, 2012. Please tell us the type of deferred compensation arrangement you have pursuant to ASC 710-10-35-1 (i.e. Plan A, B, C or D) so that we may assess your accounting.

Response:

Our deferred compensation arrangement falls under Plan D pursuant to ASC 710-10-35-1. The Plan allows participants to choose from a menu of notional investment options that include non-employer securities, i.e. mutual funds.

2.	You disclose on page F-31 that assets held by the Rabbi Trust at December 31, 2011 were substantially in the form of company owned life insurance.

a.
Please explain the factors you considered in deciding to invest Plan assets in company owned life insurance, rather than investing directly in the mutual fund investment options selected by the Plan participants.

Response:

Numerous factors were considered in funding the obligations under the deferred compensation plan. Ultimately, the company chose to invest the assets in company owned life insurance rather than investing directly in mutual funds for a variety of reasons including:

•	Favorable tax treatment of company owned life insurance

•	Insurance cash values can be used to pay benefits under the plan

•	Changes in asset values are closely synchronized with changes in participant liabilities

•	Insurance proceeds can be used to offset the cost of future benefit liabilities

b.	Please also clarify whether you are the beneficiary of the company-owned life insurance

Response:

The beneficiary of the company owned life insurance is a trust known as “Granite Construction Incorporated Rabbi Trust.” Wilmington Trust Company is the trustee and administers the terms of the trust in accordance with the trust agreement. Upon the death of a participant the trust agreement requires the participant’s annual salary to be paid to a survivor of their choice.  The remaining insurance proceeds are available to settle future participant liabilities.

c.	and whether any Plan assets are comprised of your stock.

Response:

Plan assets within the trust are not comprised of Granite stock. The Plan assets are comprised of company owned life insurance which contains underlying investments that are mutual funds.

Should you have any further questions or comments regarding the foregoing, please contact me at (831) 724-1011.

Very truly yours,

/s/ Laurel J. Krzeminski
Vice President and
Chief Financial Officer

cc: Tracey McKoy, Staff Accountant, Securities and Exchange Commission
James H. Roberts, President and Chief Executive Officer, Granite Construction Incorporated
David H. Kelsey, Chair, Audit and Compliance Committee, Granite Construction Incorporated
John Eilers, PricewaterhouseCoopers LLP
Richard A. Watts, Vice President, General Counsel and Secretary, Granite Construction Incorporated

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